Exhibit 99.1

San Juan Basin Royalty Trust

News Release

Compass Bank, Trustee

300 West Seventh Street, Suite B

Fort Worth, Texas 76102

ISS Recommends San Juan Basin Royalty Trust Unit Holders NOT Consent to Southwest

Bank’s Request to Call a Special Meeting to Remove Trustee

FORT WORTH, Texas, September 20, 2016 – Compass Bank, as Trustee of the San Juan Basin Royalty Trust (NYSE:SJT) (the “Trust”), today announced that Institutional Shareholder Services (ISS), the nation’s leading independent proxy advisory firm, has issued a report recommending that unit holders of the Trust not consent to the request by Southwest Bank and Robert Lansford, senior business development officer for Southwest Bank (together, “Southwest”), for a special meeting of unit holders to remove the trustee of the Trust.

ISS further recommends that unit holders support Compass Bank’s consent revocation by signing, dating and mailing Compass Bank’s BLUE consent revocation card.

Southwest had previously filed with the U.S. Securities and Exchange Commission (“SEC”) a solicitation statement and distributed white consent request cards seeking to call a special meeting of the Trust’s unit holders to remove Compass Bank as trustee and elect Southwest as successor trustee of the Trust.

Compass Bank issued the following statement:

We agree with ISS’s recommendation that unit holders of the Trust not consent to call a special meeting. We strongly believe that Southwest’s effort to call a special meeting is not in the best interests of the Trust or the unit holders. We are very pleased that ISS has reached the same conclusion.

Southwest points to no specific shortcomings in Compass Bank’s performance and fails to provide unit holders with specific details as to what Southwest would do differently. It is clear that Southwest’s costly and time-consuming campaign to elect itself trustee of the Trust would benefit Southwest, but in our view, the unit holders would receive no benefit from a change in trustee.

As trustee of the Trust for over a decade, Compass Bank remains committed to serving the unit holders of the Trust and maximizing unit holder value. We ask unit holders to support Compass Bank by signing, dating and mailing Compass Bank’s BLUE consent revocation card.

In its report, ISS* noted that:

•	“Since the trust fees charged by the banks are defined by the Trust indenture, both sides acknowledge that there would be no material changes in terms of fee structure for unitholders in the event of a change.”

•	“On balance, [Southwest] has not presented a compelling argument that former trust officer [Lee Ann] Anderson possesses unique expertise that would result in superior management of these assets, particularly as there is no documented evidence of unitholder dissatisfaction since her departure. In addition, there is no indication that Compass [Bank] currently lacks the knowledge or resources to handle this account. Lastly, the potential benefits of a changeover in trustee appear mostly hypothetical at this point, rather than immediate, tangible improvement, such as a lower fee structure or remediation of documented service failures.”

•	“As [Southwest] has failed to demonstrate that the potential benefits of replacing Compass [Bank]—which has served as trustee of San Juan Basin Royalty Trust for more than 10 years—outweigh the risks and costs associated with such a move, support FOR Compass Bank’s consent revocation solicitation is recommended.”

*	Permission neither sought nor obtained from ISS.

Compass Bank, on behalf of the Trust, urges you to not vote Southwest’s white consent request card. If you have already signed Southwest’s white consent request card, you can support Compass Bank by signing, dating and mailing the BLUE consent revocation card previously delivered by Compass Bank to the address on the card:

Compass Bank

Attention: San Juan Basin Royalty Trust

300 W. 7th Street, Suite B

Fort Worth, Texas 76102

Even if you have not signed Southwest’s white consent request card, we urge you to sign, date and mail Compass Bank’s BLUE consent revocation card.

If you have any questions, require any assistance or need a copy of the BLUE consent revocation card, please contact:

Kaye Wilke

Investor Relations, San Juan Basin Royalty Trust

Call Toll-Free: (866) 809-4553

E-mail: sjt.us@bbva.com

Additional Information Regarding Consent Solicitation

In connection with the consent solicitation initiated by Southwest to call a special meeting of the Trust’s unit holders, the Trust has filed with the SEC a consent revocation statement together with a BLUE consent revocation card as well as other relevant documents. The Trust has mailed the definitive consent revocation statement and a BLUE consent revocation card to unit holders of the Trust entitled to execute, withhold or revoke consents relating to the proposed consent solicitation initiated by Southwest. UNIT HOLDERS ARE URGED TO READ SUCH CONSENT REVOCATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Compass Bank may be deemed to be a participant in the solicitation of consent in connection with the proposals of the Trust. Information regarding Compass Bank’s interests in the Trust by security holdings and otherwise is set forth in the Trust’s Annual Report on Form 10-K for the year ended December 31, 2015 and in the Trust’s subsequent Quarterly Reports on Form 10-Q.

Unit holders will be able to obtain, free of charge, copies of the consent revocation statement, any amendments or supplements thereto and any other documents (including the BLUE consent revocation card) at the SEC’s website (http://www.sec.gov), at the Company’s website (http://www.sjbrt.com/) or by contacting Kaye Wilke by phone at (866) 809-4553, by email at sjt.us@bbva.com or by mail at San Juan Basin Royalty Trust, c/o Compass Bank, Trust Department, Attn: Investor Relations, 300 W. 7th Street, Suite B, Fort Worth, Texas 76102.

Contact:	San Juan Basin Royalty Trust
Compass Bank
Joshua R. Peterson, Vice President & Senior Trust Officer
Kaye Wilke, Investor Relations, toll-free: (866) 809-4553
Fax: (817) 735-0936
Website: www.sjbrt.com
e-mail: sjt.us@bbva.com